May 11, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attn.: Tonya K. Aldave/Justin Dobbie

100 F St NE

Washington DC 20549

Re:	GrandSouth Bancorporation
Registration Statement on Form 10-12G
Filed on March 30, 2021
File No. 000-31397
Request for Acceleration of Effectiveness

Dear Ms. Aldave and Mr. Dobbie:

Pursuant to Section 12(g)(1) of the Exchange Act, as amended, GrandSouth Bancorporation hereby respectfully requests that the effective time of the Registration Statement on Form 10-12G be accelerated to the earlier of 4:00 p.m., Eastern Time, on May 14, 2021, or as soon thereafter as practicable.

Please contact our counsel, Benjamin A. Barnhill, Nelson Mullins Riley & Scarborough, LLP at (864) 373-2246 if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Mason Y. Garrett

Mason Y. Garrett

CEO, GrandSouth Bancorporation

cc: Benjamin A. Barnhill, Nelson Mullins Riley & Scarborough, LLP